Morris, Manning & Martin, LLP Logo

April 29, 2009

Heath D. Linsky

404-504-7691

hdl@mmmlaw.com

www.mmmlaw.com

VIA EDGAR

Ms. Sonia G. Barros

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

Main Filing Desk

100 F. Street, NE

Washington, DC 20549

RE:	Cole Credit Property Trust III, Inc.

Post-Effective Amendment No. 3 to Form S-11

Filed April 22, 2009

File No. 333-149290

Dear Ms. Barros:

This letter sets forth the response of Cole Credit Property Trust III, Inc. (the “Company”) to the comment of the staff (the “Staff”) of the Securities and Exchange Commission provided orally on April 29, 2009, with regard to the above-referenced filing. For your convenience, we have set forth below the Staff’s comment by the relevant response.

1.	Information Regarding Our Distributions

Comment: Please revise your disclosure to include a chart for the most recent four fiscal quarters setting forth the amount of distributions paid, the amount reinvested and the source for the payment of such distributions, including cash flow from operations.

Response: The Company notes that it did not have any distributions in the most recently available quarter, ending December 31, 2008. However, the Company will include a chart substantially similar to the one set forth below, updated for the correct periods and information, in the final version of the first supplement pursuant to Rule 424(b)(3) filed after it files its Form 10-Q for the period ended March 31, 2009, in response to the Staff’s comment.

Buckhead Office	1600 Atlanta Financial Center	With offices in	Charlotte, N.C.
(404) 233-7000	3343 Peachtree Road, N. E.	Washington, DC
Atlanta, Georgia 30326
Fax: (404) 365-9532

MORRIS, MANNING & MARTIN, LLP

Ms. Sonia G. Barros

April 29, 2009

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	2008	2008	2008	2008
Distributions paid in cash.........................................................
Distributions reinvested................
Total distributions..........

Source of distributions:
Cash flow from operations....
Offering proceeds..................
Total sources...................

2.	Status of the Offering

Response: The Company will file Supplement No. 1 concurrently with the filing of the final version of the prospectus filed pursuant to Rule 424(b)(3), which will be distributed to stockholders, to include the following information in response to the Staff’s comment.

Status of Our Public Offering

We commenced our initial public offering of 250,000,000 shares of common stock on October 1, 2008. Of these shares, we are offering 230,000,000 shares in a primary offering and have reserved and are offering 20,000,000 shares pursuant to our distribution reinvestment plan. As of April 28, 2009, we had accepted investors’ subscriptions for, and issued, 18,561,965 shares of our common stock in the offering, resulting in gross proceeds of approximately $185.6 million. As of April 28, 2009, we had approximately 231,438,035 shares remaining in our offering.

We will offer shares of our common stock pursuant to the offering until October 1, 2010, unless all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by October 1, 2010, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.

MORRIS, MANNING & MARTIN, LLP

Ms. Sonia G. Barros

April 29, 2009

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7691.

Very truly yours,

MORRIS, MANNING & MARTIN, LLP

/s/ Heath D. Linsky

Heath D. Linsky

cc:	Christy O’Connor, Esq.
D. Kirk McAllaster, Jr.
Lauren B. Prevost, Esq.